EXPENSE LIMITATION AGREEMENT

HUSSMAN STRATEGIC ADVISORS, INC.

6021 University Boulevard, Suite 490

Ellicott City, Maryland 21043

November 1, 2024

HUSSMAN INVESTMENT TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Dear Board of Trustees:

Hussman Strategic Advisors, Inc. confirms our agreement with you as follows:

1.         You are an open-end, diversified management investment company registered under the Investment Company Act of 1940 (the “Act”) and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions. You are engaged in the business of investing and reinvesting the assets of Hussman Strategic Market Cycle Fund (the “Fund”) in accordance with applicable limitations. Pursuant to an Investment Advisory Agreement dated as of July 20, 2000, and last amended as of November 1, 2015 (the “Advisory Agreement”), you have employed us to manage the investment and reinvestment of such assets.

2.         We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the aggregate ordinary operating expenses (excluding the fees and expenses incurred by the Fund on its investments in other investment companies and pooled investment vehicles, brokerage commissions, taxes, interest expense and any extraordinary expenses) incurred by the Fund, including but not limited to the fees (“Advisory Fees”) payable to us under the Advisory Agreement (the “Limitation”). Under the Limitation, we agree that, commencing on the date hereof through November 1, 2025 (the “Limitation Period”), such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the average daily net assets of the Fund equal to 1.15% on an annualized basis. To determine our liability for the Fund’s expenses in excess of the Percentage Expense Limitation, the amount of allowable expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or Limitation Period, if shorter the (“Prorated Limitation”). The Prorated Limitation shall be compared to the ordinary operating expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”). If Advisory Fees and other ordinary operating expenses of the Fund for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible to the Fund to pay or absorb the additional excess (“Other Expenses Exceeding Limit”). If there are cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit, these amounts shall be paid to us by you subject to the following conditions: (1) no such payment shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose more than three years prior to the proposed date of payment, and (2) such payment shall be made only to the extent that it does not cause the Fund’s aggregate ordinary operating expenses, on an annualized basis, to exceed the lowest Percentage Expense Limitation specified in any expense limitation agreement entered into by us during the eligible three year recovery period with respect to the Fund (including this Agreement and all prior expense limitation agreements during this period).

3.         Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement during any time period before or after November 1, 2025, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after November 1, 2025, or, except as expressly set forth herein, prior to such date.

4.         This Agreement shall become effective on the date hereof and supercedes any expense limitation agreement previously entered into with respect to the Fund; provided, however, your obligation to reimburse us for fee reductions and expenses absorbed by us pursuant to the terms of any prior expense limitation agreement shall continue for the period specified in such agreement. Furthermore, any reimbursements hereafter made to us of fee reductions or expenses absorbed shall be deemed first to have been made of any amounts as to which we are entitled to reimbursement under the terms of the oldest expense limitation agreement pursuant to which there remain any unreimbursed amounts that continue to be reimbursable under such oldest agreement.

5.         This Agreement may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically if, as and when we cease to serve as investment adviser of the Fund. Upon the termination or expiration hereof, we shall have no claim against you for any amounts not previously reimbursed to us pursuant to the provisions of paragraph 2.

6.         This Agreement shall be construed in accordance with the laws of the State of Maryland, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

HUSSMAN STRATEGIC ADVISORS, INC.

By:	/s/ John Hussman

Agreed to and accepted as of

the date first set forth above.

HUSSMAN INVESTMENT TRUST

By:	/s/ John Hussman